ONE BATESVILLE BOULEVARD
BATESVILLE, INDIANA 47006

February 10, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: W. John Cash, Branch Chief
100 F Street N.E.
Washington, D.C. 20549

Re:     Hillenbrand, Inc.
Form 10-K for Fiscal Year Ended September 30, 2016
Filed November 16, 2016

File No. 1-33794

Dear Mr. Cash:

This letter sets forth the responses of Hillenbrand, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated January 31, 2017, and received by the Company on January 31, 2017, based on the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016, (the “2016 Form 10-K”), which was filed November 16, 2016. The Company’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Form 10-K for Fiscal Year Ended September 30, 2016
Financial Statements
Note 3 - Business Acquisitions, page 51

1.
We note your final and preliminary purchase price allocations associated with your Abel Pumps and Red Valve acquisitions. In the case of the final allocation for Abel Pumps, it appears $94 million of the $95 million purchase price has been allocated to intangible assets, including goodwill. We note a similar allocation to intangibles assets in your preliminary $130.4 million purchase price allocation for Red Valve. Please clarify for us what tangible assets were acquired in these acquisitions and why the fair value did not ascribe significant value to any tangible assets acquired.

Response 1:

Regarding the purchase of Abel Pumps, the purchase price disclosed in the Form 10-K was €95 million, which translates to approximately $108 million. The table below sets forth the purchase price allocation, which includes net tangible assets of approximately $14 million.

Net working capital	$11
Property, plant, and equipment	3
Net intangible assets	14

Goodwill	36
Identifiable intangible assets	58
Aggregate purchase price	$108

The purchase price for Red Valve disclosed in our Form 10-K was approximately $130 million. The table below sets forth the purchase price allocation, which includes net tangible assets of approximately $9 million.

Net working capital	$5
Property, plant, and equipment	4
Net intangible assets	9

Goodwill	60
Identifiable intangible assets	61
Aggregate purchase price	$130

The acquisitions did not include any material contingencies or any material commitments to the sellers or other parties. As noted on page 32 of our Form 10-K, when identifying potential targets for acquisition, we often look for companies with a relatively low physical asset base in order to limit the need to invest significant additional cash into such targets post-acquisition. The Abel and Red Valve acquisitions align with this philosophy, which did not ascribe a significant amount to tangible assets.

As noted on page 50 of our Form 10-K, our business acquisitions are recorded at fair value for each component. We utilized third-party valuation specialists to assist us in the allocation of assets and liabilities for the Abel and Red Valve acquisitions. The valuation of our assets and liabilities utilized a combination of the market, income, and cost approaches based on the specific characteristics of the asset or liability.

Although we believe our financial statement disclosures are in accordance with ASC 805-10-50 in all material respects, in future filings, starting with our Form 10-Q for the quarter ended March 31, 2017, we will make enhancements to our disclosure by including the following additional statements in our Business Acquisitions footnote:

•	The remaining amounts assigned to net tangible assets ($14 million for Abel and $9 million for Red Valve), consisting primarily of net working capital; and

•
The fair value of the acquisitions did not ascribe a significant amount to tangible assets as our strategy is to acquire companies with a relatively low physical asset base in order to limit the need to invest significant additional cash post-acquisition.

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I hope that the foregoing has been responsive to the Staff’s comments. In responding to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter, please contact me at (812) 931-5054.

Sincerely,

/s/ Kristina A. Cerniglia

Kristina A. Cerniglia
Senior Vice President and Chief Financial Officer